Exhibit 16

June 21, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Red Mountain Resources, Inc.

We have read the statements that we understand Red Mountain Resources, Inc. will include under Item 4.01 of the Amendment No. 1 to the Current Report on Form 8-K/A it will file regarding the change in auditors. We agree with such statements made regarding our firm except that our understanding was the date the Board of Directors approved the change was August 26, 2011 which we have been subsequently notified was incorrect and was to be August 30, 2011. We have no basis to agree or disagree with other statements made under Item 4.01.

/s/ L J Soldinger Associates LLC

L J Soldinger Associates LLC

Deer Park, Illinois